UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

Date: April 10, 2025

Commission File No. 0-53646

Grown Rogue International Inc. (formerly Novicius Corp.)

(Translation of Registrant’s name into English)

550 Airport Road

Medford, Oregon, United States 97504

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

TABLE OF CONTENTS

1.	Preliminary Short Form Base Shelf Prospectus, as originally filed on Sedar on November 25, 2024
2.	Qualification Certificate-Preliminary Short Form Base Shelf Prospectus, as originally filed on Sedar on November 25, 2024
3.	Receipt from Ontario Securities Commission for the Preliminary Short Form Base Shelf Prospectus, as originally filed on Sedar on November 26, 2024
4.	News Release- Grown Rogue Commences Sales in New Jersey, as originally filed on Sedar on December 10, 2024
5.	News Release- Grown Rogue Appoints New Chief Financial Officer, as originally filed on Sedar on January 2, 2025
6.	Decision Document related to Prospectus (French), as originally filed on Sedar on January 21, 2025
7.	Qualification Certificate- Amended and Restated Preliminary Base Shelf Prospectus, as originally filed on Sedar on January 31, 2025
8.	Amended and Restated Preliminary Base Shelf Prospectus, as originally filed on Sedar on January 31, 2025
9.	News Release – Grown Rogue Appoints Josh Rosen as Chief Strategy Officer, as originally filed on Sedar on February 3, 2025
10.	Receipt from the regulators regarding the prospectus, as originally filed on Sedar on February 7, 2025
11.	Consent letter of issuer’s legal counsel, as originally filed on Sedar on February 18, 2025
12.	Undertaking in respect of credit supporter disclosure, as originally filed on Sedar on February 18, 2025
13.	Auditors consent letter, as originally filed on Sedar on February 18, 2025
14.	Final Short Form Base Shelf Prospectus, as originally filed on Sedar on February 18, 2025
15.	Undertaking to file documents and material contracts, as originally filed on Sedar on February 18, 2025
16.	News Release- Grown Rogue Provide Business Update on New Jersey, as originally filed on Sedar on February 19, 2025
17.	Receipt from Ontario Securities Commission for the Short Form Base Shelf Prospectus, as originally filed on Sedar on February 19, 2025
18.	News Release- Grown Rogue Closes US$7.0M Credit Facility at ~9% Interest, as originally filed on Sedar on March 31, 2025
19.	Consolidated Financial Statements for the year ended December 31, 2024, as originally filed on Sedar on March 31, 2025
20.	Form 13-501F1- Management Certification CFO, as originally filed on Sedar on March 31, 2025
21.	Form 13-502F1- Management Certification CEO, as originally field on Sedar on March 31, 2025
22.	Form 52-109FV2 CEO Certification of Interim Filings Venture Issuer Basic Certificate, as originally filed on Sedar on March 31, 2025
23.	Form 52-109FV2 CFO Certification of Interim Filings Venture Issuer Basic Certificate, as originally filed on Sedar on March 31, 2025
24.	Form 51-102F1 Management Discussion and Analysis for the year ended December 31, 2024, as originally filed on Sedar on March 31, 2025
25.	News Release – Grown Rogue Reports Fourth Quarter and Annual 2024 Results, as originally filed on Sedar on March 31, 2025
26.	Credit Agreement between Bridge Bank and Grown Rogue Unlimited, LLC, dated March 27, 2025
27.	Guaranty- by Grown Rogue International Inc. In favor of Bridge Bank, dated March 27, 2025
28.	Security Agreement- by Grown Rogue International Inc. In favor of Bridge Bank, dated March 27, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated	April 10, 2025	GROWN ROGUE INTERNATIONAL INC.
(FORMERLY: NOVICIUS CORP.)

		By:	/s/ Obie Strickler
		Name:	Obie Strickler
		Title:	President & Chief Executive Officer

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